Exhibit 99.1

CENTRAL GOLD-TRUST

NOTICE OF THE FOURTH ANNUAL MEETING

OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the Fourth Annual Meeting of the Unitholders of Central Gold-Trust (hereinafter called “Gold-Trust”) will be held at the offices of Fraser Milner Casgrain LLP, 1 First Canadian Place, Toronto, Ontario on Thursday, the 26th day of April, 2007, at the hour of 4:30 p.m. (Eastern Daylight Saving Time) for the following purposes:

(a)	To receive the financial statements of Gold-Trust for the fiscal year ended December 31, 2006 together with the auditors’ report thereon;

(b)	To elect seven Trustees;

(c)	To re-appoint auditors and to authorize the Trustees to fix the remuneration of the auditors; and

(d)	To transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Any holder of units who is unable to be present at this Meeting is requested to complete, date and sign the enclosed form of proxy.

DATED this 15th day of March, 2007.

BY ORDER OF THE BOARD

JOHN S. ELDER, Q.C.
Secretary

INFORMATION CIRCULAR

as of March 15, 2007

The information contained in this Information Circular (hereinafter called the “Circular”) is furnished in connection with the solicitation of proxies on behalf of the management (i.e. the executive officers) of CENTRAL GOLD-TRUST (hereinafter called “Gold-Trust”) for use at the annual meeting of the Unitholders of Gold-Trust to be held at the offices of Fraser Milner Casgrain LLP, 1 First Canadian Place, Toronto, Ontario on Thursday the 26th day of April, 2007, at the hour of 4:30 p.m.(Eastern Daylight Saving Time) and at any adjournments thereof, (the “Meeting”) which Meeting has been called for the purposes set forth in the accompanying notice of the Meeting.

SOLICITATION OF PROXIES

The form of proxy accompanying this Circular is solicited on behalf of the executive officers of Gold-Trust. Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by officers or Trustees of Gold-Trust at nominal cost. The cost of solicitation will be borne by Gold-Trust. The record date for determining Unitholders who are entitled to receive notice of the Meeting is March 15, 2007.

REVOCATION OF PROXIES

A Unitholder of Gold-Trust may revoke a proxy before it is exercised by depositing an instrument in writing executed by such holder, or by his or her attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized: (i) at the registered office of Gold-Trust at 55 Broad Leaf Crescent, Ancaster, Ontario at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or (ii) with the Chairman of the Meeting on the day of such meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, Gold-Trust has outstanding three million two hundred and seventy-seven thousand five hundred (3,277,500) units without nominal or par value (hereinafter called the “units”), each carrying the right to one vote per unit at the Meeting. Unitholders of record immediately prior to the convening of the Meeting are entitled to vote thereat.

To the knowledge of the Trustees or the officers of Gold-Trust, no one beneficially owns, directly or indirectly, or exercises control or direction over units carrying over ten per cent (10%) of the voting rights attached to all units of Gold-Trust other than State Teachers Retirement System of Ohio, the insider filings of which indicate that it holds 10% of the units.

MATTERS TO BE CONSIDERED AT THE MEETING

(a)                                  2006 Financial Statements

The first item of business at the Meeting will be to receive and consider the financial statements of Gold-Trust for the year ended December 31, 2006 together with the auditors’ report thereon, copies of which financial statements and auditors’ report are included in the annual report which accompanies this Circular.

(b)                                 Election of Trustees

The next item of business to be dealt with at the Meeting is the election of Trustees.

The persons named in the accompanying form of proxy intend to vote to elect as Trustees the seven persons named as nominees below. The executive officers are not presently aware that any such person would be unwilling or unable to serve as a Trustee if elected.  However, if this should occur for any reason prior to the Meeting, it is intended that the persons so named in the form of proxy will have discretionary authority to vote the proxy for the election of any other person or persons as Trustees.

The term of office of each person elected as a Trustee will be until the termination of the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of Gold-Trust.

Background of Nominees

The ensuing subsections provide information concerning the Trustees, their background and qualifications, duration of their involvement with Gold-Trust, their holdings of units and their compensation.  Information as to how their performance is evaluated is set out later under “Corporate Governance - Corporate Governance and Nominating Committee “.

The following table sets out certain of such information with respect to each of the seven nominees as Trustees, all of whom are currently serving as Trustees of Gold-Trust.

Information Concerning Nominees As Trustees

Name, Office with Gold-Trust and Other Information

John P. Embry Trustee and Co-Chairman Toronto, Ontario Age: 65 Trustee since 2003 Member of Executive Committee

Mr. Embry has been in the investment business for over 40 years. Prior to joining Sprott Asset Management Inc. in February 2003 and becoming its Chief Investment Strategist, he was for over 15 years the Vice-President Equities of RBC Global Investment Inc.

Brian E. Felske Trustee Markdale, Ontario Age: 59 Trustee Member of Audit Committee

Mr. Felske has managed a mining consultancy for more than 25 years with major clients including brokers, institutional investors, banks, multilateral agencies and mining companies. Mr. Felske is a registered limited market dealer with the Ontario Securities Commission.

Douglas E. Heagle Trustee Burlington, Ontario Age: 76 Trustee since 2003 Lead Trustee Member of Audit Committee Member of Corporate Governance and Nominating Committee

Mr. Heagle is a graduate of the Ivey School of Business. He has been an officer (currently Chairman) and a director of National System of Baking Ltd. since 1953 and is Chairman of a division, NSBL International (private capital investments). Mr. Heagle has been a director of several Canadian and overseas companies.

Ian M. T. McAvity Trustee Toronto, Ontario Age: 64 Trustee since 2003 Member of Corporate Governance and Nominating Committee

Mr. McAvity has been involved in the world of finance for over 40 years as a banker, broker, and, since 1975, as an independent advisor and consultant, specializing in the technical analysis of international equity, foreign exchange and precious metals markets. His analysis and views have been published in “Ian McAvity’s Deliberations on World Markets Newsletter” continuously since 1972. He is also a director of Duncan Park Holdings Corporation.

Robert R. Sale Trustee Tortola, British Virgin Islands Age: 72 Trustee since 2003 Member of Audit Committee Member of Corporate Governance and Nominating Committee

Mr. Sale was an active member of the Canadian financial community throughout his career until his retirement as President of Walwyn Inc., a member of stock exchanges and investment industry associations throughout Canada.

Philip M. Spicer Trustee and Co-Chairman Ancaster, Ontario Age: 69 Trustee since 2003 Member of Executive Committee

Mr. Philip Spicer is the Chairman and a director of Central Fund of Canada Limited., which he founded in 1961. He has been a long-time analyst of markets, monetary systems and gold. His career has included being a part-owner and director of Canadian stock brokerage and investment dealer firms, a registered investment counsel and portfolio manager. More recently, he has been a private consultant to financial businesses.

J. C. Stefan Spicer Trustee and President Lynden, Ontario Age: 41 Trustee since 2003 Member of Executive Committee

Mr. Stefan Spicer is also the President and Chief Executive Officer and a director of Central Fund of Canada Limited, a publicly traded gold and silver bullion holding company, the shares of which are listed on the American Stock Exchange and the Toronto Stock Exchange. He has in excess of 20 years of investment industry experience.

Messrs. Heagle, McAvity and Sale are also directors of Central Fund of Canada Limited.

The Board of Trustees has a policy of ensuring that a majority of Trustees are “independent”.  In this context, the Trustees consider a Trustee to be independent if he is independent within the definitions set forth in Multilateral Instruments 58-101 and 52-110 as having no material relationship with Gold-Trust which could in the view of the Board of Trustees be reasonably expected to interfere with the exercise of his judgement.

Messrs. Felske, Heagle, McAvity and Sale are regarded by the Trustees as being independent in accordance with the foregoing.  With respect to the other Trustees, Messrs. Philip and Stefan Spicer are involved as officers serving as the Chairman and the President and Chief Executive Officer, respectively, and are officers of Central Gold Managers Inc., (the “Administrator”).  Mr. Embry is an employee of Sprott Asset Management Inc. (“SAM”) which has an advisory services agreement with the Administrator hereinafter referred to.  The other four Trustees do not have interests or relationships with the Trust referred to above and, as a consequence of such measure of independence and their diverse backgrounds and experience, such Trustees may be regarded as in a position to reflect the interests of the Unitholders in Gold-Trust.  Three of such four Trustees are Unitholders in their own right.

Holding of Units

The following table sets out how many units, each Trustee held in Gold-Trust as of March 15, 2007.  Such holdings did not change during the prior 12 months.

Name of Trustee	Number of Units Beneficially Owned or over which Control or Direction is Exercised as of March 15, 2007

John P. Embry	—
Brian E. Felske	—
Douglas E. Heagle	1,000
Ian M. T. McAvity	100
Robert R. Sale	2,000
Philip M. Spicer	1,000	(1)
J. C. Stefan Spicer	1,000	(1)

Note (1):        In addition, 1,000 units are owned by each of Joanne Spicer and Michele Spicer, the spouse and daughter of Mr. Philip Spicer and mother and sister of Mr. Stefan Spicer.  A further 1,000 units are owned by Accrete Corporation, which is controlled by Michele Spicer and 7,500 units by Central Group Administrators Inc., the parent corporation of Central Gold Managers Inc. which is controlled by Joanne Spicer.

The Trustees have not granted any options on units and have not created any deferred units for the benefit of the Trustees or officers of Gold-Trust.

Trustees’ Remuneration

The Trustees’ remuneration provides modest compensation for the risks and responsibilities undertaken by a Trustee of Gold-Trust.

Each of the Trustees, other than the Chairman who is a director and the President who is director, president and an employee of the Administrator and Mr. Embry, who is an employee of Sprott Asset Management Inc., effective as and from January 1, 2004 is paid an annual fee of U.S. $3,000 for his service as a Trustee and a fee for all Board and committee meetings attended in person or by conference telephone of U.S. $750 per meeting. Trustees attending bullion inspections are paid US$750 per inspection.  The Committee Chairmen receive a further annual fee of U.S. $1,500.

The aggregate fees paid by Gold-Trust to the Trustees, who are not employees of the Administrator, for the fiscal year ended December 31, 2006 was U.S.$39,000.  The following table shows the amount in U.S. dollars received by each such Trustee for the year ended December 31, 2006.

Name of Trustee	Annual Fee	Attendance Fees	Committee Chairman	Total

Brian E. Felske	3,000	$6,000		$9,000
Douglas E. Heagle	3,000	$6,750	$1,500	$11,250
Ian M. T. McAvity	3,000	$4,500		$7,500
Robert R. Sale	3,000	$6,750	$1,500	$11,250

There are no officers of Gold-Trust who receive remuneration from Gold Trust. It does not have any employees or pension or retirement benefit plans.  The officers and Trustees of Gold-Trust who are also officers and directors of the Administrator receive no remuneration as officers and Trustees of Gold -Trust.

No Trustees’ and officers’ liability insurance is carried by Gold-Trust.

No Trustee or officer of Gold-Trust nor any associate or affiliate of any such director or officer is or has been indebted to Gold-Trust.

Attendance Record

The following table sets forth the attendance of Trustees at Trustee and Committee meetings during the last fiscal year.

Name of Trustee	Board Meetings Attended		Committee Meetings Attended

John P. Embry	3 of 4	75%	—	—
Brian E. Felske	4 of 4	100%	4 of 4	100%
Douglas E. Heagle	4 of 4	100%	5 of 5	100%
Ian. M. T. McAvity	4 of 4	100%	1 of 1	100%
Robert R. Sale	4 of 4	100%	5 of 5	100%
J. C. Stefan Spicer	4 of 4	100%	—	—
Philip M. Spicer	4 of 4	100%	—	—

(c)                                  Re-Appointment and Remuneration of Auditors

The next matter to be considered at the Meeting is the appointment of auditors of Gold-Trust and the fixing of their remuneration.  It is intended to vote the proxies solicited at the Meeting to re-appoint as auditors of the Trust the firm of Ernst & Young LLP, who have been its auditors since 2003 and whose re-appointment has been recommended by the Audit Committee, and to authorize the Trustees to fix their remuneration.  For such resolution to be effective, it requires the favourable vote of at least a majority of the units voted in person or by proxy at the Meeting.

GOVERNANCE

Gold-Trust’s governance practices are designed to ensure that its business is effectively managed so as to foster value for its Unitholders.  With certain exceptions, as noted below, these practices generally accord with Multilateral Instrument 58-101 - “Disclosure of Corporate Governance Practices” and proposed Multilateral Policy and Instrument 58-201 - “Effective Corporate Governance” (collectively the “Governance Proposals”) and to proposed Multilateral Instrument 52-110 entitled “Audit Committee” and Companion Policy 52-110CP (hereinafter collectively the “Audit Committee Rules”) all of which are initiatives of certain members of the Canadian Securities Administrators. Gold-Trust’s corporate governance practices are designed with a view to ensuring that the affairs of Gold-Trust are effectively handled in the interests of Unitholders as a whole.

The Trustees establish their own policies, procedures and practices concerning the administration of Gold-Trust.  They fulfill their duties with independence from the executive officers of the Trust.

Board Mandate and Code of Ethics

The Board of Trustees is, as set forth in its mandate, responsible for the supervision and administration of the business of Gold-Trust pursuant to its powers and obligations under the Declaration of Trust and other statutory and legal requirements generally applicable to Trustees of a unit trust that is also a reporting issuer.  In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate.  Supported by three committees of the Board, the Board oversees the administration of Gold-Trust, including the activities of the Administrator; develops and oversees strategy of Gold-Trust and its implementation; identifies and assesses the principal risks of the business; reviews financial performance and reporting; appoints the senior officers of Gold-Trust; is responsible for succession planning; oversees public communications policies and Unitholder relations; and, annually reviews the effectiveness of the Board and committees (including a Trustee’s individual contribution).  These duties and responsibilities are consistent with the Governance Rules.  An individual Trustee is permitted to engage an outside advisor at the expense of Gold-Trust in specific circumstances such as where he is placed in a conflict position through activities of Gold-Trust, but any such engagement is subject to prior approval of the Corporate Governance and Nominating Committee referred to below.  No such engagement is currently anticipated or has occurred to date.

The Board has adopted a code of business ethics which governs behaviour of the Trustees and Officers of Gold-Trust as well as employees of the Administrator.  Compliance is monitored by the Board and, should any waivers be granted to Trustees or officers, the policy is to disclose this in the next ensuing quarterly or annual report.  The Board has also adopted a formal mandate that sets out its responsibilities for stewardship of Gold-Trust. The code of ethics and the mandate are set out on Gold-Trust’s website at www.gold-trust.com.  The establishment and monitoring of the code and the creation of the formal mandate are proposed under the Governance Rules.  Also, as recommended under the Governance Rules, formal position descriptions have been developed for the Trustees, the Board co-chairs and the Chief Executive Officer, defining their respective duties and the limits of the Administrator’s responsibilities as well as the Chief Executive Officer’s objectives, and have also been developed for the Chairman of the Audit Committee and for the Chairman of the Corporate Governance and Nominating Committee.

Composition of Board

The Trustees are elected by the Unitholders at each annual meeting, except that the Board is entitled to appoint a Trustee to fill a vacancy until the next annual meeting.  The term of office of each Trustee expires at the next annual meeting or upon election or appointment of a successor.  The Board currently consists of seven Trustees.  Four of the seven-member Board of Trustees of Gold-Trust, Messrs. Felske, Heagle, McAvity and Sale, are independent Trustees.  The Board complies with the Governance Rules in that there is a majority of the Trustees that are independent.  With respect to the other Trustees, Messrs. Philip Spicer and Stefan Spicer, the Chairman and President respectively, are directors and officers of the Administrator, and Mr. Embry is Chief Investment Strategist of Sprott Asset Management Inc.  See “Interest of Certain Persons in Material Transactions”.

Lead Trustee

Mr. Heagle, the Chairman of the Audit Committee and an independent Trustee, has been designated as the “Lead Trustee”.  As such, he has taken on the responsibility of overseeing the operation of the Board and its effectiveness and leads discussions of the Board of Trustees when it meets in private session without Executive Officers or members of the Administrator.  These in camera sessions are held at each regular Board meeting and at Audit and Corporate Governance and Nominating Committee meetings so as to promote full and open discussion among the non-administration Trustees.

Board Activities

The Board of Trustees is in a position to conduct its meetings and to make appropriate decisions effectively.  Financial and other information is made available to Board members several days in advance of meetings.  Trustees are generally encouraged to attend meetings in person.  Trustees are asked to advise Gold-Trust if they are unable to attend meetings and attendance at meetings is recorded.  The Board held four meetings during the past fiscal year and all of the members attended or participated in such meetings, except Mr. Embry who was unable to attend one meeting.  All of the Trustees have agreed to an evaluation of their collective as well as their individual performance.  All of the Trustees are encouraged to exercise their responsibilities in the best interests of Gold-Trust and its Unitholders generally.

The Board of Trustees has not adopted a formal policy for the recruitment of new Trustees as recommended by the Guidelines.  However, as the need for recruitment arises, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance and Nominating Committee, which is comprised exclusively of independent Trustees.

Committees

The Board of Trustees is responsible for establishing and overseeing the performance of all committees, appointing members to serve on such committees and approving their compensation.  Three standing committees have been appointed.

The Executive Committee is composed of three members, none of whom are independent Trustees.  The Committee is intended to meet on occasion to deal with extraordinary matters, when such arise, between regularly scheduled Board meetings and is delegated authority to deal with such matters.  The proceedings of this Committee are reviewed by the Board. The Committee had no formal meetings during the last fiscal year.

The Audit Committee is composed of three Trustees, all of whom are independent Trustees as contemplated by the Audit Committee Rules.  Each of the members of the Committee is “financially literate” in having the ability to read and understand a set of financial statements and the accompanying notes.  Each of the Trustees serving on the Committee is regarded by the Board as having “accounting or related financial experience” through having the ability, by virtue of past accounting training and/or experience as a chief financial officer or chief executive officer with oversight of a corporation’s or trust’s finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

The charter for the Audit Committee reflects the requirements of the Audit Committee Rules.  The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•                                          the Committee communicates its expectations to administration and the external auditors with respect to the nature, extent and timing of its information needs.  The Committee expects that draft financial statements and other written materials will be received from the executive officers or the external auditors several days in advance of Committee meeting dates;

•                                          the Committee, in consultation with the executive officers and the external auditors, develops an Audit Committee agenda which is responsive to the Committee’s needs as set out in its charter;

•                                          the Committee, in consultation with the executive officers and the external auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact Gold-Trust’s financial disclosure and presentation;

•                                          the Chairman of the Committee and other Audit Committee members have direct, open and frank discussions during the year with the executive officers, other Board members and the external auditors as required;

•                                          to assist the Committee in fulfilling its responsibilities, it may, at the expense of Gold-Trust and after consultation with the President, engage an outside advisor with special expertise; and

•                                          as the external auditor’s responsibility is not only to the Board of Trustees but to the Audit Committee as representatives of the Unitholders, the Committee expects the external auditors to report to it all material issues arising out of their services or relationship with Gold-Trust.

The Audit Committee meets quarterly with representatives of the Administrator and the external auditors to discuss the independence of the external auditors, the scope of the annual audit, the audit plan, access granted to the accounting system and related internal controls, co-operation of administration in the audit and review function, the need for internal controls, the financial reporting process and related internal controls, the quality and adequacy of Gold-Trust’s or the Administrator’s accounting and financial personnel and other resources and financial risk administration so as to satisfy itself that each party is properly discharging its responsibilities.  The Committee also reviews the quarterly and annual financial statements, the Annual Information Form and the Annual Report including the external auditors’ report and Management’s Discussion and Analysis as well as financial press releases.  The Committee further reviews the remuneration of and recommends for review by the Board and approval by the Unitholders the re-appointment and terms of engagement of the external auditors.

The Committee also pre-approves any non-audit services proposed to be provided by the external auditors.  The charter of the Audit Committee is set out in Gold-Trust’s Annual Information Form, and on the Trust’s website at www.gold-trust.com.  Its conduct is reviewed annually by the Committee and the Board.  Mr. Heagle chairs the Audit Committee which is expected to meet at least four times per year.  All three members attended or participated in all of the meetings of the Audit Committee held during the last fiscal year.  The Committee meets in camera at each regular meeting without any members of administration present.

The Corporate Governance and Nominating Committee is composed of three Trustees, all of whom are independent Trustees as defined in the Audit Committee Rules.

The Corporate Governance and Nominating Committee is responsible for developing Gold-Trust’s approach to governance issues, reviewing the effectiveness of the Board’s practices in light of emerging and changing regulatory requirements, proposing new nominees to the Board, developing awareness programs for them, assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual Board members.  The Committee’s responsibility extends to ensuring that the Board can function independently of the Executive Officers and monitoring the Board’s relationship to the Executive Officers.  It reviews the communications policy of Gold-Trust to ensure that communications to Unitholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and to ensure that such communications treat all Unitholders fairly with respect to disclosure.  The Committee recommends topics of interest or importance for discussion and/or action by the Board.  It annually reviews Board and Committee effectiveness including the continuing qualifications and contributions of individual members as well as conflicts of interest and time commitments.  It also reviews the adequacy and form of the compensation of Trustees to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Trustee.  The Committee is also responsible for approving the engagement by one or more Trustees of an outside legal or other advisor at the expense of Gold-Trust, should such extraordinary circumstances arise. The Committee meets independently of the Executive Officers and the Administrator from time to time as necessary.  The charter of the Corporate Governance and Nominating Committee is set out on Gold-Trust’s website at www.gold-trust.com.  Its content is reviewed annually by the Corporate Governance & Nominating Committee and the Board.  Mr. Sale chairs the Committee which generally meets twice per year.  All three members attended the one meeting of the Committee held during the last fiscal year.  The Committee meets in camera at each regular meeting without the Executive Officers and the Administrator present.

Expectations of Executive Officers

The Board expects the Executive Officers of Gold-Trust to report in a timely, comprehensive and accurate manner on the business of Gold-Trust generally and on specific matters of significant consequence to Gold-Trust and the Unitholders, to take timely action and decisions consistent with corporate policies in effect, and to review on an ongoing basis the strategies of Gold-Trust with a view to facilitating the Board’s review of same and their implementation.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Administrative Services Agreement

Gold-Trust and the Administrator entered into an administrative services agreement on April 28, 2003 (the “Administrative Services Agreement”).  The primary administrative responsibilities of the Administrator under such Agreement are to:

(a)                                  keep full and complete financial, accounting and other records reflecting the financial position of Gold-Trust’s business;

(b)                                 prepare reports to Unitholders, regulatory filing material and other reports to the Trustees as may be reasonably requested from time to time; and

(c)                                  furnish office facilities, services and supplies and generally oversee with its staff and independent contractors the administration of Gold-Trust;

The Administrative Services Agreement is for an initial term of 10 years until April 28, 2013, and will continue in force from year to year thereafter unless terminated by the Trust.

Under the terms of the Administrative Services Agreement, any directors, officers or employees of the Administrator who are also officers of Gold-Trust, or who have been appointed as Trustees by the Administrator shall be paid by the Administrator for serving in such capacity and shall not receive any remuneration from Gold-Trust therefor.  Gold-Trust is responsible for paying all costs and expenses incurred in connection with its business except those that are expressly to be borne by the Administrator as referred to above.

In consideration of the Administrator carrying out its duties and obligations under the terms of the Administrative Services Agreement, Gold-Trust pays to the Administrator a declining fee, on a monthly basis, equal to 0.40% per annum for the first U.S.$100,000,000 of the Trust’s total assets, 0.30% per annum for any excess over U.S.$100,000,000 up to U.S.$200,000,000 and 0.20% per annum for any excess over U.S.$200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which the Trust’s net asset value is determined).  The Administrator has consented to reduced fees at three-quarters of stated rates during this stage of Gold-Trust’s development.

Advisory Services Agreement

The Administrator and Sprott Asset Management Inc. (“SAM”) entered into an advisory services agreement (the “Advisory Services Agreement”) on March 14, 2003.  The primary responsibilities of SAM under the Advisory Services Agreement are to (a) provide strategic and tactical advice, market research and marketing services on an ongoing basis to Gold-Trust and the Administrator for branding and marketing the units of Gold-Trust to qualified prospective retail and institutional investors; (b) assist the Trust in the structuring of the Offering of units in 2003; and, (c) undertake such other services as may be requested of, and agreed to by, SAM from time to time.

The term of the Advisory Services Agreement will continue until the wind-up, liquidation or dissolution of Gold-Trust, unless terminated earlier under the Advisory Services Agreement.

SAM and the Administrator have a mutual right of first refusal with respect to furnishing similar services to any similar limited purpose trust or other investment vehicle developed by the other party that is based upon a similar concept to that of Gold-Trust.

The Administrator has recommended to the Trustees that, so long as the Advisory Services Agreement is in effect, John P. Embry be appointed as a Trustee and that he be appointed as a co-chair of Gold-Trust’s Board of Trustees.

As compensation for the services provided by SAM under the Advisory Services Agreement, the Administrator has agreed to pay to SAM, a fee equal to one-half of all fees paid to the Administrator under the Administrative Services Agreement, payable at such time as the Administrator is paid its fees, but based on the net asset value of Gold-Trust in excess of U.S.$50,000,000.  In addition, the Administrator will reimburse SAM for any reasonable out-of-pocket expenses incurred in connection with the performance of its services and for any additional advisory services that in either case have been pre-approved by the Administrator.

TRUSTEES’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Trustees of Gold-Trust.

DATED this 15th day of March, 2007.

BY ORDER OF THE BOARD

JOHN S. ELDER, Q.C.
Secretary